Exhibit 99.1

•      RECORD TOTAL REVENUE OF £590.0 MILLION

•      ADJUSTED EBITDA OF £177.1 MILLION

•      OPERATING PROFIT OF £44.1 MILLION

MANCHESTER, England. — 25 September 2018 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2018 fiscal fourth quarter and twelve months ended 30 June 2018.

Highlights

•                  7 sponsorship deals announced including first shirt sleeve partnership with Kohler

•                  5 global partnerships

•                  1 regional partnership; and

•                  1 financial services partnership.

•                  Successfully launched Manchester United new club website and app

•                  Commencement of a new UEFA club competitions cycle with gross commercial revenue up 33% to €3.2 billion

•                  Favourable change to EPL international distribution effective 19/20

•                  Established Manchester United Women’s Football Club competing in the 18/19 FA Women’s Championship

Commentary

Ed Woodward, Executive Vice Chairman, commented, “Everyone at the club is working tirelessly to add to Manchester United’s 66 and Jose’s 25 trophies. That is what our passionate fans and our history demands. We are committed to our philosophy of blending top academy graduates with world class players and are proud that, once again, last season we had more academy graduate minutes on the pitch than any other Premier League club. Our increased revenue expectation for the year demonstrates our continued strong long-term financial performance which underpins everything we do and allows us to compete for top talent in an increasingly competitive transfer market.”

Outlook

For fiscal 2019, Manchester United expect:

•                  Revenue to be £615m to £630m

•                  Adjusted EBITDA to be £175m to £190m

Key Financials (unaudited)

£ million (except	Twelve months ended 30 June			Three months ended 30 June
(loss)/earnings per share)	2018	2017	Change	2018	2017	Change
Commercial revenue	276.1	275.5	0.2%	63.5	67.9	(6.5)%
Broadcasting revenue	204.1	194.1	5.2%	64.7	81.1	(20.2)%
Matchday revenue	109.8	111.6	(1.6)%	19.4	26.9	(27.9)%
Total revenue	590.0	581.2	1.5%	147.6	175.9	(16.1)%
Adjusted EBITDA(1)	177.1	199.8	(11.4)%	36.6	69.6	(47.4)%
Operating profit	44.1	80.8	(45.4)%	2.5	41.1	(93.9)%

(Loss)/profit for the period (i.e. net (loss)/income) (2)	(37.3)	39.2	—	(16.3)	24.3	—
Basic (loss)/earnings per share	(22.70)	23.88	—	(9.89)	14.79	—
Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss))(1)	17.4	34.8	(50.0)%	(0.8)	22.9	—
Adjusted basic earnings/ (loss) per share (pence)(1)	10.59	21.20	(50.0)%	(0.51)	13.98	—

Net debt(1)/(3)	253.7	213.1	19.1%	253.7	213.1	19.1%

(1) Adjusted EBITDA, adjusted profit/(loss) for the period, adjusted basic earnings/(loss) per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The US federal corporate income tax rate reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result the loss for the twelve months ended 30 June 2018 includes a non-cash tax accounting write off of £48.8 million.

(3) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the year was £276.1 million, an increase of £0.6 million, or 0.2%, over the prior year.

•                  Sponsorship revenue was £173.2 million, an increase of £1.7 million, or 1.0%, over the prior year.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £102.9 million, a decrease of £1.1 million, or 1.1%, over the prior year.

For the quarter, commercial revenue was £63.5 million, a decrease of £4.4 million, or 6.5%, over the prior year quarter.

•                  Sponsorship revenue was £38.9 million, a decrease of £3.2 million, or 7.6%, over the prior year quarter.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £24.6 million, a decrease of £1.2 million, or 4.7%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the year was £204.1 million, an increase of £10.0 million, or 5.2%, over the prior year, primarily due to finishing runners up in the Premier League compared to sixth in the prior year.

Broadcasting revenue for the quarter was £64.7 million, a decrease of £16.4 million, or 20.2%, over the prior year quarter, primarily due to winning the UEFA Europa League in the prior year.

Matchday

Matchday revenue for the year was £109.8 million, a decrease of £1.8 million, or 1.6%, over the prior year.

Matchday revenue for the quarter was £19.4 million, a decrease of £7.5 million, or 27.9%, over the prior year quarter, primarily due to quarterly phasing of Premier League home games and impact of UEFA Europa League quarter-final and semi-final home games in the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the year were £564.0 million, an increase of £52.7 million, or 10.3%, over the prior year.

Employee benefit expenses

Employee benefit expenses for the year were £295.9 million, an increase of £32.4 million, or 12.3%, over the prior year, primarily due to player salary uplifts related to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the year were £117.0 million, a decrease of £0.9 million, or 0.8%, over the prior year.

Depreciation and amortization

Depreciation for the year was £10.8 million, an increase of £0.5 million, or 4.9%, over the prior year. Amortization for the year was £138.4 million, an increase of £14.0 million, or 11.3%, over the prior year. The unamortized balance of registrations at 30 June 2018 was £369.5 million.

Exceptional items

Exceptional costs for the year were £1.9 million, relating to the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Football League pension scheme pursuant to the latest triennial actuarial valuation at 31 August 2017. Exceptional credit for the prior year was £4.8 million, relating to a reversal of a player registration impairment charge for a player considered to be re-established as a member of the first team playing squad.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year was £18.1 million, compared to £10.9 million for the prior year. The profit on disposal of intangible assets for the year primarily relates to the disposal of Januzaj (Real Sociedad) and sell on fees relating to former players.

Net finance costs

Net finance costs for the year were £18.0 million, a decrease of £6.3 million, or 25.9%, over the prior year. The decrease was primarily due to unrealized foreign exchange gains on unhedged USD borrowings.

Tax

The tax expense for the year was £63.4 million, compared to £17.3 million in the prior year. The current year charge includes a non-cash, tax accounting write-off of £48.8 million following the substantive enactment of US tax reform on 22 December 2017. The non-cash write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated re-measurement of the existing US deferred tax position in the period to 31 December 2017.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £48.2 million in the year.

Net cash generated from operating activities for the year was £95.2 million, a decrease of £132.5 million over the prior year, primarily due to timing of cash receipts on commercial contractual arrangements.

Net capital expenditure on property, plant and equipment for the year was £13.2 million, an increase of £4.9 million over the prior year.

Net capital expenditure on intangible assets for the year was £108.1 million, a decrease of £33.9 million over the prior year.

Net debt

Net Debt as of 30 June 2018 was £253.7 million, an increase of £40.6 million over the year, primarily due to an overall decrease in cash and cash equivalents as described above. The gross USD debt principal remains unchanged.

Dividend

Two semi-annual dividends of $0.09 per share were paid during the year.

Conference Call Information

The Company’s conference call to review fiscal 2018 and fourth quarter results will be broadcast live over the internet today, 25 September 2018 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 140-year heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2018 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-IFRS Measures: Definitions and Use

1.                   Adjusted EBITDA

Adjusted EBITDA is defined as (loss)/profit for the period before depreciation, amortization, profit on disposal of intangible assets, exceptional items, net finance costs, and tax.

We believe Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of (loss)/profit for the period to Adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss))

Adjusted profit/(loss) for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on derivative financial instruments, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 28%; 2017: 35%). The normalized tax rate of 28% was the weighted average US federal corporate income tax rate applicable during the financial year.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 28% (2017: 35%) applicable during the financial year. A reconciliation of (loss)/profit for the period to adjusted profit/(loss) for the period is presented in supplemental note 3.

3.                   Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share are calculated by dividing the adjusted profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings/(loss) per share are presented in supplemental note 3.

4.                   Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2018	2017	2018	2017
Commercial % of total revenue	46.8%	47.4%	43.0%	38.6%
Broadcasting % of total revenue	34.6%	33.4%	43.8%	46.1%
Matchday % of total revenue	18.6%	19.2%	13.2%	15.3%
Home Matches Played
PL	19	19	3	5
UEFA competitions	4	7	—	2
Domestic Cups	3	5	—	—
Away Matches Played
UEFA competitions	5	8	—	3
Domestic Cups	6	5	2	—

Other
Employees at period end	922	895	922	895
Employee benefit expenses % of revenue	50.2%	45.3%	55.1%	40.4%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2018/19 season*	3	7	6	3	19
2017/18 season	4	7	5	3	19
2016/17 season	3	7	4	5	19

*Subject to changes in broadcasting scheduling

Contacts

Manchester United plc	Sard Verbinnen & Co
Investor Relations:	Jim Barron / Devin Broda
Cliff Baty	+ 1 212 687 8080
Chief Financial Officer	JBarron@SARDVERB.com
+44 161 868 8650	dbroda@SARDVERB.com
ir@manutd.co.uk

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2018	2017	2018	2017
Revenue	590,022	581,204	147,611	175,936
Operating expenses	(564,006)	(511,315)	(148,307)	(138,118)
Profit on disposal of intangible assets	18,119	10,926	3,273	3,327
Operating profit	44,135	80,815	2,577	41,145
Finance costs	(24,233)	(26,829)	(14,868)	(9,375)
Finance income	6,195	2,552	884	6,279
Net finance costs	(18,038)	(24,277)	(13,984)	(3,096)
Profit/(loss) before tax	26,097	56,538	(11,407)	38,049
Tax expense(1)	(63,367)	(17,361)	(4,832)	(13,797)
(Loss)/profit for the period(1)	(37,270)	39,177	(16,239)	24,252

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)(1)	(22.70)	23.88	(9.89)	14.79
Weighted average number of ordinary shares outstanding (thousands)	164,195	164,025	164,195	164,025
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence)(1)/(2)	(22.70)	23.82	(9.89)	14.74
Weighted average number of ordinary shares outstanding (thousands)	164,610	164,493	164,610	164,493

(1) The US federal corporate income tax rate reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result the tax expense for the year ended 30 June 2018 includes a non-cash tax accounting write off of £48.8 million. Accordingly, this has resulted in a loss for the twelve months ended 30 June 2018 and also a basic and diluted loss per share.

(2) For the twelve and three months ended 30 June 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June 2018	As of 30 June 2017
ASSETS
Non-current assets
Property, plant and equipment	245,401	244,738
Investment property	13,836	13,966
Intangible assets	799,640	717,544
Derivative financial instruments	4,807	1,666
Trade and other receivables	4,724	15,399
Tax receivable	547	—
Deferred tax asset	63,974	142,107
	1,132,929	1,135,420
Current assets
Inventories	1,416	1,637
Derivative financial instruments	1,159	3,218
Trade and other receivables	168,060	103,732
Tax receivable	800	—
Cash and cash equivalents	242,022	290,267
	413,457	398,854
Total assets	1,546,386	1,534,274

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June 2018	As of 30 June 2017
EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Merger reserve	249,030	249,030
Hedging reserve	(27,738)	(31,724)
Retained earnings	135,099	191,436
	425,266	477,617
Non-current liabilities
Derivative financial instruments	—	655
Trade and other payables	104,271	83,587
Borrowings	486,694	497,630
Deferred revenue	37,085	39,648
Deferred tax liabilities	28,559	20,828
	656,609	642,348
Current liabilities
Derivative financial instruments	—	1,253
Tax liabilities	3,874	9,772
Trade and other payables	267,996	190,315
Borrowings	9,074	5,724
Deferred revenue	183,567	207,245
	464,511	414,309
Total equity and liabilities	1,546,386	1,534,274

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2018	2017	2018	2017
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	119,604	251,759	102,350	180,539
Interest paid	(18,904)	(19,523)	(2,055)	(1,760)
Interest received	1,187	736	533	312
Tax paid	(6,637)	(5,312)	(249)	(1,359)
Net cash generated from operating activities	95,250	227,660	100,579	177,732
Cash flows from investing activities
Payments for property, plant and equipment	(13,260)	(8,373)	(3,675)	(2,021)
Proceeds from sale of property, plant and equipment	81	—	6	—
(Payments)/refund for investment property	—	(641)	—	18
Payments for intangible assets	(154,955)	(193,825)	(19,022)	(23,543)
Proceeds from sale of intangible assets	46,865	51,871	6,220	1,266
Net cash used in investing activities	(121,269)	(150,968)	(16,471)	(24,280)
Cash flows from financing activities
Repayment of borrowings	(419)	(395)	(107)	(100)
Dividends paid	(21,982)	(23,295)	(11,053)	(11,471)
Net cash used in financing activities	(22,401)	(23,690)	(11,160)	(11,571)
Net (decrease)/increase in cash and cash equivalents	(48,420)	53,002	72,948	141,881
Cash and cash equivalents at beginning of period	290,267	229,194	161,717	152,653
Effects of exchange rate changes on cash and cash equivalents	175	8,071	7,357	(4,267)
Cash and cash equivalents at end of period	242,022	290,267	242,022	290,267

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of (loss)/profit for the period to Adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
(Loss)/profit for the period	(37,270)	39,177	(16,239)	24,252
Adjustments:
Tax expense	63,367	17,361	4,832	13,797
Net finance costs	18,038	24,277	13,984	3,096
Profit on disposal of intangible assets	(18,119)	(10,926)	(3,273)	(3,327)
Exceptional items	1,917	(4,753)	1,917	—
Amortization	138,380	124,434	32,591	29,275
Depreciation	10,755	10,228	2,804	2,507
Adjusted EBITDA	177,068	199,798	36,616	69,600

3                               Reconciliation of (loss)/profit for the period to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Twelve months ended 30 June		Three months ended 30 June
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
(Loss)/profit for the period	(37,270)	39,177	(16,239)	24,252
Exceptional items	1,917	(4,753)	1,917	—
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(4,952)	(1,816)	8,633	(5,967)
Fair value movement on derivative financial instruments	1,089	3,534	(295)	3,190
Tax expense	63,367	17,361	4,832	13,797
Adjusted profit/(loss) before tax	24,151	53,503	(1,152)	35,272
Adjusted tax (expense)/credit (using a normalized tax rate of 28% (2017: 35%))	(6,762)	(18,726)	323	(12,345)
Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss))	17,389	34,777	(829)	22,927

Adjusted basic earnings/(loss) per share:
Adjusted basic earnings/(loss) per share (pence)	10.59	21.20	(0.51)	13.98
Weighted average number of ordinary shares outstanding (thousands)	164,195	164,025	164,195	164,025
Adjusted diluted earnings/(loss) per share:
Adjusted diluted earnings/(loss) per share (pence)(1)	10.56	21.14	(0.51)	13.94
Weighted average number of ordinary shares outstanding (thousands)	164,610	164,493	164,610	164,493

(1) For the three months ended 30 June 2018 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4                               Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
(Loss)/profit for the period	(37,270)	39,177	(16,239)	24,252
Tax expense	63,367	17,361	4,832	13,797
Profit/(loss) before tax	26,097	56,538	(11,407)	38,049
Adjustments for:
Depreciation	10,755	10,228	2,804	2,507
Reversal of impairment	—	(4,753)	—	—
Amortization	138,380	124,434	32,591	29,275
Profit on disposal of intangible assets	(18,119)	(10,926)	(3,273)	(3,327)
Net finance costs	18,038	24,277	13,984	3,096
(Profit)/loss on disposal of property, plant and equipment	(81)	43	(6)	43
Equity-settled share-based payments	2,915	2,187	1,095	751
Foreign exchange losses/(gains) on operating activities	994	2,646	(206)	242
Reclassified from hedging reserve	14,395	4,765	2,915	2,358
Changes in working capital:
Inventories	221	(711)	(18)	(289)
Trade and other receivables	(72,027)	17,525	(79,295)	(15,745)
Trade and other payables and deferred revenue	(1,964)	25,506	143,166	123,579
Cash generated from operations	119,604	251,759	102,350	180,539

5                               Retrospective impact of adoption of IFRS 15

The Group will adopt IFRS 15, “Revenue from contracts with customers”, from 1 July 2018 and will apply the standard retrospectively to each prior reporting period presented. The standard replaces IAS 18, “Revenue” and IAS 11, “Construction Contracts” and related interpretations. The table below shows the retrospective impact on revenue for the four quarters ended 30 June 2018.

Commercial revenue

IFRS 15 focuses on the identification and satisfaction of performance obligations and includes specific guidance on the methods for measuring progress towards complete satisfaction of a performance obligation. Such guidance was not present in IAS 18 and therefore treatment was open to interpretation. As a result of the specific guidance in IFRS 15, revenue on certain commercial contracts will be recognized earlier under the new standard. The effect of the retrospective application will be an increase in cumulative revenue recognised over the financial years up to and including the year ended 30 June 2018 including a reduction to the amount of revenue recognized during the financial year ended 30 June 2018 only.

Broadcasting revenue

Broadcasting merit awards are currently recognized one share in the first quarter with the remainder being recognized when they are known at the end of each football season. Merit awards represent variable consideration and therefore, following adoption of IFRS 15, will be recognized evenly as each Premier League match (home and away) is played, based on management’s estimate of where the Club’s finishing position will be at the end of each season. Broadcasting equal share payments are currently recognized evenly as each Premier League home match is played. Following adoption of IFRS 15, equal share payments will be recognized as each Premier League match (home and away) is played. Note, these changes only affect the amount of broadcasting revenue recognized in each quarter, they do not affect the amount of broadcasting revenue recognized for the financial year as a whole.

Matchday revenue

Adoption of IFRS 15 has no impact on the recognition of matchday revenue.

£’000	Three months ended 30 September 2017	Three months ended 31 December 2017	Three months ended 31 March 2018	Three months ended 30 June 2018	Twelve months ended 30 June 2018
Commercial revenue
Reported	80,544	65,366	66,673	63,516	276,099
Adjustment	(66)	(66)	(66)	(66)	(264)
Restated	80,478	65,300	66,607	63,450	275,835

Broadcasting revenue
Reported	38,082	61,628	39,674	64,753	204,137
Adjustment	2,751	13,519	9,656	(25,926)	—
Restated	40,833	75,147	49,330	38,827	204,137

Matchday revenue
Reported	22,354	36,968	31,122	19,342	109,786
Adjustment	—	—	—	—	—
Restated	22,354	36,968	31,122	19,342	109,786

Total revenue
Reported	140,980	163,962	137,469	147,611	590,022
Adjustment	2,685	13,453	9,590	(25,992)	(264)
Restated	143,665	177,415	147,059	121,619	589,758